
April 3, 2015

Eric B. Stang
President and Chief Executive Officer
Ooma, Inc.
1880 Embarcadero Road
Palo Alto, CA 94303

> **Re:** **Ooma, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 9, 2015**
> **CIK No. 0001327688**

Dear Mr. Stang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

About This Prospectus, page ii

1.   Please remove the statement that you have not independently verified the information contained in the industry publications and reports that you reference. In this regard, be advised that you are responsible for the entire contents of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.

Prospectus Summary, page 1

2.   Please provide us with support for the following statements:

- you are "a leading provider of innovative communications solutions and other connected services to small businesses, home and mobile users," on page 1;

- your communications solutions deliver "industry-leading … voice quality, advanced features and integration with mobile devices at extremely competitive pricing and value," on page 1;

- you have "achieved high levels of customer retention and loyalty by delivering exceptional quality and customer satisfaction," on page 1;

- the readers of PC Magazine have "selected Ooma's small business solution as the best internet phone for small businesses," on page 1;

- the readers of a leading U.S. consumer research publication have "ranked Ooma as the number one home phone service for overall satisfaction and value," on page 1;

- your Talkatone app was "ranked in the top 100 and top 300" of the Google Play and Apple App Store, respectively, on page 1;

- you believe you have "one of the lowest customer churn rates in the industry," on page 2; and

- as of January 31, 2015, you estimate that you have saved your small business and home customers "an aggregate of approximately $700 million" on page 4.

Overview, page 1

3.   We note that you disclose Adjusted EBITDA before presenting corresponding Net Loss. Please revise to present the financial measure calculated and presented in accordance with GAAP first. See Item 10(e)(1)(i)(A) of Regulation S-K.

Summary Consolidated Financial Data, page 10

4.   We note that your pro forma earnings per share (EPS) amounts on pages 11 and 58, the related explanative disclosures of numerator and denominator pro forma adjustments on page F-32 and the pro forma balance sheet data on page 12 are confined to the effects of the assumed conversion of convertible preferred stock, preferred stock warrants and settlement of related preferred stock warrant liabilities as a result of your IPO going effective. You also disclose on page 50 that you may use a portion of the net proceeds from your offering to repay the outstanding principal and accrued interest on your existing loans with Silicon Valley Bank and cash settle the December 2010 warrants. Please tell us your consideration for giving further effect to your pro forma EPS amounts for the number of shares issued whose proceeds you may use to pay off these amounts, as well as the related effect on the pro forma balance sheet data assuming such repayments. Also reconcile the disclosure on page F-19 that states upon an IPO the company "shall" settle the warrants as opposed to "may" settle. Please see SAB Topic 3.A and Rule 11-

01(a)(8) and 11-02(b)(7) of Regulation S-X.

Risk Factors, page 13

5.   Please ensure that each distinct risk is presented under a separate risk factor heading. For example, the risk factor on page 14 concerning competition and aggressive business tactics and the risk factor on page 22 concerning interruptions in your services appear to discuss several distinct risks under a single heading.

Risks Related to Our Business

We depend on four vendors to manufacture the on-premise appliances…, page 16

6.   We note that several of the components used in your on-premise appliances and end point devices are single-sourced. Please provide a summary of the key terms and conditions of any material agreements with these suppliers in your business section. Additionally, tell us what consideration you have given to filing any material agreements with these suppliers upon which you are substantially dependent. Consider Item 601(b)(10)(ii)(B) of Regulation S-K.

Our access to the majority of our lead-generation customers…, page 20

7.   It is unclear to us whether your lead-generation services account for a material portion of your revenues. Please quantify such portion, if material, here.

A security breach could delay or interrupt service to our customers…, page 21

8.   We note that you may have been subject to DDOS attacks in the past. Please clarify whether you have knowledge of the occurrence of any such attacks in the past. If attacks have occurred, and were material either individually or in the aggregate, revise to discuss the related costs and consequences. For additional guidance, consider our CF Disclosure Guidance: Topic No. 2 on Cybersecurity.

We face a risk of non-compliance with certain covenants in our loan agreements…, page 25

9.   Please revise this risk factor to include a discussion of your recent non-compliance with a non-financial covenant of your loan agreements.

Shifts in trends or the emergence of new technologies may render our solutions…, page 25

10.   We note that you currently derive a majority of your revenue from subscriptions to Ooma Telo. Please revise to disclose the percentage of your revenue that is attributable to Ooma Telo.

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources…, page 43

11.   Please change "January 31, 2020" in the first paragraph on page 44 to "January 31, 2021," which, assuming this IPO goes effective this fiscal year, would be the last day of the fiscal year following the fifth anniversary date of the first sale of your common shares under this registration statement. Refer to Section 101(b)(2)(B) of the JOBS Act.

Risks Related to Owning Our Common Stock and This Offering

Worldview Technology Partners and its affiliates own a significant portion…, page 45

12.   We note that Worldview Technology Partners and its affiliates beneficially owned approximately 57.2% of your outstanding voting securities as of January 31, 2015. Please tell us whether you will be a controlled company under the rules of the exchange on which you intend to list your shares, and if so, disclose your status as a controlled company on the prospectus cover page and revise the prospectus summary and this risk factor to the extent appropriate. Regardless of your status as a controlled company, ensure that the prospectus summary highlights that insiders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters after this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Customer Economics, page 61

13.   We note your disclosure on page 62 that in connection with acquiring new customers, you typically incur and recognize significant upfront costs, consisting primarily of sales and marketing costs. Please advise us of the magnitude of such costs and confirm the accounting treatment given them. Cite, as applicable, the relevant accounting guidance supporting such treatment.

Key Business Metrics, page 62

14.   Please tell us what consideration you have given to disclosing core user churn as a key business metric, as well as including a discussion of any related trends, for each period presented in your financial statements. In this regard, we note your average monthly core user churn rate of 0.50% for fiscal 2015, your belief that maintaining a low core user churn is a key factor affecting your performance and your use of core user churn in the calculation of your Annual Net Dollar Subscription Retention Rate metric. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

15.   You disclose that the relationship you establish with your core users positions you to sell additional premium communications services and other new connected services to them. You also disclose that the increase in your core users in a relative sense was primarily due to Ooma Telo customers as well as Ooma Office. To the extent that you use separate Telo and Office core user information to manage your business, tell us what consideration you gave to disclosing in quantified terms the respective absolute changes of each of those core user groups, Telo and Office, for the reported periods within your Annualized measures. In addition, to the extent sales of additional premium communications and other connected services to each of these core user groups are key measures of your growth, tell us if you use some measure of these additional sales by type of core user group, i.e., Ooma Telo and Ooma Office, to manage your business. If so, tell us what consideration you gave to disclosure of the same. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

16.   On page 63 please expand your disclosure regarding Annualized Exit Recurring Revenue to include reasons why you believe this metric is an important indicator of operating performance and known trends, similar to the discussions you provided for the Core Users and Annual Net Dollar Subscription Retention Rate metrics. Also, please further expand your disclosure to discuss the period-to-period variances in the amounts reported for each of your metrics, which would include discussion of the underlying causes of the variances from operating and market perspectives, as well as any indicated trends and related effects, if any, on future results. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

17.   Please explain to us specifically how you calculated the Annual Net Dollar Subscription Retention Rates disclosed on page 64 per the methodology discussed on page 63 and in relation to the Annualized Exit Recurring Revenue and Core User amounts disclosed on page 63, as well as the monthly churn rates used.

Consolidated Results of Operations

Comparison of Nine Months Ended October 31, 2013 and 2014

Revenue, page 68

18.   Instead of simply using the term "primarily," please quantify the impact of each factor that significantly contributed to a material change discussed in this section. For example, in your year-over-year comparison, please revise to separately quantify the revenue increase attributable to Ooma Office and discuss any material changes in related trends. See Item 303(a)(3) of Regulation S-K. For additional guidance, consider Section III.D of SEC Release No. 33-6835.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 80

19.   We note your disclosures of the factors considered and methodologies used to periodically estimate the fair value per share of your common stock for measuring stock-based compensation expense relating to stock option grant awards. Please revise to add disclosures describing the extent to which such estimates are considered highly complex and subjective, and that such estimates will not be necessary to estimate the fair value of future option grant awards once the underlying common shares begin trading after IPO effectiveness.

Business

Industry Background, page 85

20.   With respect to every third-party statement in your prospectus, such as the information provided by IDC and PC Magazine, please revise to indicate the title and date of the publication. Additionally, provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Litigation, page 102

21.   It is unclear whether your statement that there are currently no outstanding claims against you applies to all of the legal proceedings covered by Item 103 of Regulation S-K. Please advise.

Executive Compensation

Summary Compensation Table, page 115

22.   It appears that the amounts reported in the bonus column were based upon the achievement of certain performance goals and therefore may have been awarded pursuant to an "incentive plan," as such term is defined in Item 402(m)(5)(iii) of Regulation S-K. Please revise to disclose these amounts in the non-equity incentive plan column or advise why this is not required. For additional guidance, consider Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Additionally, ensure any such revisions discuss the material terms of any non-equity incentive plan awards made, including a general description of the formula or criteria to be applied in determining the

amounts payable and the vesting schedule. See Item 402(o)(5) of Regulation S-K.

23.   We note that Mr. Gustke received $50,000 of non-equity incentive plan compensation for fiscal 2015, pursuant to a quarterly variable commission bonus based on the achievement of quarterly sales goals. Please revise to provide a general description of the quarterly sales goals.

Description of Capital Stock, page 131

24.   Please remove the phrase "qualified in its entirety" following this heading and the phrase "qualified in all respects" from page 148. Descriptions in the prospectus must be materially complete without reference to the underlying documents.

Shares Eligible for Future Sale

Lock-Up Agreements and Obligations, page 136

25.   Please concisely describe the exceptions to the lock-up agreements here or in your Underwriting section. Additionally, provide a brief description of the notice procedures for the release of any of the securities subject to the lock-up agreements.

Legal Matters, page 148

26.   We note that affiliates of Orrick, Herrington & Sutcliffe LLP beneficially own less than 0.05% of the shares of your outstanding common stock. Please revise to include an "as of" date.

Index to Consolidated Financial Statements

General

27.   Please denote the October 31, 2014 and 2013 interim amounts presented on pages F-4 and F-6 as "Unaudited."

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

28.   Concerning revenue earned through the display of advertisements through your Talkatone mobile application, please tell us what proportion of total subscription and services revenue this subcategory comprises, and explain further the specific role and

responsibilities that you may assume under these revenue arrangements as it relates to the recognition of revenue on a net or gross basis pursuant to ASC 605-45.

29.   When establishing VSOE of selling price for telephony services and endpoint devices, please quantify for us what you consider to be a "substantial majority" of selling prices for a product or service, and what you consider to be "within a reasonably narrow pricing range of the median selling price."

30.   Please describe for us the contractual terms and arrangements of each of your telephony services, Ooma Basic, Ooma Premier, Ooma Office and other subscriptions in your service subscription plans provided in conjunction with the initial sale of on-premise appliances and how these impact revenue recognition associated with the appliances and services. For example, tell us how Ooma Basic services not sold separately affect revenue recognition and the pattern and term of recognition associated with the initial on-premise appliance sales.

Note 9. Common Stock, Page F-22

31.   You disclose option exercise prices of $15-$18 in the options outstanding tables on pages F-24 and F-25. Tell us how these exercise prices are included in your disclosure of "Historical Option Grants" on page 79, which indicates the highest exercise price per share to date of $2.01 on October 9, 2014.

General

32.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

33.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

34.   Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For additional guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Andrew D. Thorpe, Esq.
        Orrick, Herrington & Sutcliffe LLP